EXHIBIT 99.18

CONSENT OF SCOTT WESTON

To:	United States Securities and Exchange Commission
Re:	Northern Dynasty Minerals Ltd. (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2023 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2023 (the “AIF”).

I hereby consent to the use of my name in connection with reference to my review and approval of certain scientific and technical information and my involvement in the preparation of the following technical report (the "Technical Report"):

•	Pebble Project, NI 43-101 Technical Report Update and Preliminary Economic Assessment, Alaska, United States of America, effective date August 21, 2023 and to references to the Technical Report, or portions thereof, in the Annual Report and the AIF and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and the AIF.

Dated the 24th day of March, 2024.

Yours truly,

/Scott Weston/
Scott Weston, P.Geo.
Ausenco Sustainability Inc